Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 23, 2025, is entered into by and among Riverstyx Capital Management, LLC, Riverstyx Fund, LP, Riverstyx Fund GP, LLC, Ben Franklin, Duc Pham, Michael R. Levin, and Lloyd M. Sems (each, a "Reporting Person" and collectively, the "Reporting Persons").

The Reporting Persons hereby agree that the Statement on Schedule 13D to which this Agreement is attached, and any amendments thereto, shall be filed on behalf of each of them in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. A copy of a signed counterpart may be delivered by facsimile, portable document format (.pdf), or other electronic transmission, and such copy shall be deemed an original.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date first written above.

SIGNATURES

RIVERSTYX CAPITAL MANAGEMENT, LLC
Signed by:
By: Ben Franklin
38671E526C7344E...
Name: Ben Franklin Title:
Manager

RIVERSTYX FUND, LP
By: Riverstyx Fund GP, LLC, its General Partner
Signed by:
By: Ben Franklin
38671E526C7344E...
Name: Ben Franklin
Title: Manager

RIVERSTYX FUND GP, LLC
Signed by:
By: Ben Franklin
38671E526C7344E...
Name: Ben Franklin Title:
Manager

BEN FRANKLIN
Signed by:
Ben Franklin
38671E526C7344E...

DUC PHAM

DocuSigned by:

Duc Pham

D673A1384DCC465...

MICHAEL R. LEVIN

DocuSigned by:

Michael R. Levin

18D176E82608447...

LLOYD M. SEMS

Signed by:

75F19347B3964B8...